FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: September 11, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            11 September 2006, Unilever Receives Report

Exhibit 99


                            UNILEVER RECEIVES REPORT

Unilever N.V. announced today it has received the report concerning its 1999 Dutch preference shares produced by investigators appointed by the Enterprise Chamber of the Amsterdam Court of Appeal.

The Unilever Board set up a special Board Committee, composed of independent non-executive Board members and chaired by Professor Wim Dik, to deal with this matter.

The preference shares were issued by Unilever N.V. at the time of the special dividend payment in 1999. Unilever N.V.'s objective in issuing them was to offer a tax-efficient alternative to a cash dividend for its Dutch private shareholders who would have had to pay up to 60% income tax on such dividend whereas the preference share would not be taxable. They were approved by shareholders at the 1999 Unilever N.V. AGM and their tax treatment had been agreed with the Dutch authorities.

With regard to three important elements the investigators do not criticise Unilever's policy. Unilever's decision to issue the preference shares in 1999 as well as its decision to convert these into ordinary shares in 2004 were correct. The investigators further do not conclude that Unilever has committed itself to or has guaranteed that it would buy back the preference shares for EUR 6,58, as alleged by some preference shares holders.

The investigators do however criticise Unilever's communications with regard to the preference shares. Unilever takes this criticism seriously. A significant part of it seems to be caused by different interpretations of facts.

Unilever will defend itself, should this matter be progressed in further procedures.

Unilever will shortly publish the report as well as an English translation on its website

                                   - - - - -


2006

                                     - 2 -


Notes for Editors:

* Unilever sold its speciality chemicals business in 1997 for $8bn and after two years decided to return the proceeds to its shareholders by way of a special dividend

* PLC shareholders in the UK received a special cash dividend

* Dutch retail shareholders would have had to pay income tax up to 60%, so Unilever decided to look for a tax efficient alternative

* The chosen option was a stock-dividend in the form of a preference share

* It was developed in consultation with the Dutch Tax Authorities

* It was approved at the N.V. AGM in 1999

* The Dutch Tax authorities insisted on an element of market risk in order to qualify for a favourable tax treatment

* The final special dividend programme consisted of the following elements:

  * The shareholder would be offered either the cash (EUR6.58) or a preference share

  * The preference shares would be listed on the Amsterdam exchange

  * The shares could be sold tax free at any time

  * It was intended as a temporary vehicle, and therefore would have an expected duration of approximately five years. After that they would come to an end through a number of options including repurchasing or conversion into ordinary shares

* A number of shareholders filed a request with the Enterprise Chamber of the Amsterdam Court of appeal to start an inquiry into the issuance and the decision-making around the time of conversion, because they allegedly had expected to receive EUR6.58 rather than the lower conversion value

* The inquiry started on 31st December 2004 and has been deposited at the Enterprise Chamber on 8 September 2006


Contacts:

Tim Johns                             +44 20 7822 6805
Vice-President, Global Media Relations

Tanno Massar                          +31 10 217 4844

                       Director, European Media Relations
                                     - 3 -

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the
Group operates and new or changed priorities of the Boards.   Further details of
potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.